
02057908


SEC MAIL
RECEIVED
PROCESSING
SEP 1 6 2002
WASH. D.C.
161
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

PE 8-31-02

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

PROCESSED
SEP 1 8 2002
THOMSON
FINANCIAL

Yes ____ No __X__

Retirement of Shares

We hereby inform you that the board of directors of KT Corporation (NYSE symbol: KTC) has resolved to retire our common shares as follows:

1. Number of shares to be retired: 3,122,000 common shares.
2. Scheduled period of share repurchases for retirement: September 2, 2002 to November 30, 2002.
3. Scheduled date of share retirement: immediately after completion of share repurchases for share retirement.
4. Securities firms designated to repurchase shares: Goodmorning-shinhan Securities, Samsung Securities and LG Securities.
5. Status of shares repurchased for retirement in the current fiscal year: None.
6. Daily order limit: 312,200 shares.
7. Date of board resolution: August 29, 2002
8. Others: If the retirement of shares results in the violation of the 49% foreign ownership limitation under the Telecommunication Business Law, the number of shares to be retired will be amended.

Notice of President's Holding of Shares of KT Corporation

We hereby inform you that the newly appointed President of KT Corporation (NYSE symbol: KTC) holds common shares of KT Corporation. Details are as follows:

1. Name: Lee, Yong-Kyung.
2. Title: President and Representative Director.
3. Date of appointment: August 20, 2002 at the extraordinary shareholders' meeting.
4. Number of shares held: 3,128 common shares, including 2,300 common shares held by President Lee's spouse.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 29, 2002

KT Corporation



By: ______________________

Name: Joong - Soo Nam

Title: Executive Vice President and Chief Financial Officer